February 1, 2011
VIA EDGAR & OVERNIGHT COURIER
Mr. Lyn Shenk, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Orbitz Worldwide, Inc. Form 10-K for Fiscal Year Ended December 31, 2009
Dear Mr. Shenk:
     This letter responds to the comment contained in your letter dated January 20, 2011 related to the above-referenced filing of Orbitz Worldwide, Inc. (the “Company”).
Form 10-K for Fiscal Year Ended December 31, 2009
Management’s Discussion and Analysis
Critical Accounting Policies, page 60
1.	Refer to your response to our prior comment 1. We note the portion of the intended revised disclosure in regard to the aggregate fair value of reporting units relative to their aggregate carrying value in connection with impairment of goodwill and other intangible assets. We also note the detail provided for the trademarks of the HotelClub reporting unit. While such additional disclosure appears useful and appropriate, we believe you should provide more robust discussion about the critical factors and related sensitivity for the points indicated in our prior comment in regard to impairment of goodwill and other intangible assets on a consolidated basis. We base this on disclosure in the 2009 Form 10-K where it appears that impairment of goodwill and other intangible assets was pervasive to all of your reporting units. Further, there is no indication that HotelClub’s intangibles comprised a significant portion of the consolidated balance of intangibles to emphasize your disclosure solely on HotelClub’s circumstances. Your revised disclosure also appears to focus on the excess of the fair value over carrying value existing at the annual impairment testing date as the determinant of the amount of detail provided regarding key factors and their related sensitivity. However, we note that impairment of goodwill and other intangible assets was assessed and recorded at an interim date in 2009. In this regard, detailed disclosure in critical accounting estimates and policies about key factors and related sensitivity associated with impairment evaluations appear to be relevant and useful when such evaluations have resulted in a material amount of impairment, as in your case, regardless of when the evaluations were performed. Given the (i) material amounts of impairment reported in each of 2008 and 2009, (ii) material amount of remaining consolidated goodwill and other intangibles assets, and (iii) uncertainty associated with future impairments and the timing of such indicated in the risk factor disclosed on page 16 of the 2009 Form 10-K, we believe greater detail about the sensitivity of all key factors involved in your assessment of the impairment of intangible assets on a consolidated basis, and those specific to individual reporting units to the extent material, regardless of when evaluated will provide meaningful insight to investors on the relative impact and timing of potential impairments in future periods. Please revise your disclosure accordingly.

Response:
The Company intends to revise its disclosure of impairment of goodwill and other intangible assets in future filings to address the Staff’s comment above. The Company is currently performing its annual impairment test for 2010. As such, for illustrative purposes, the Company has provided an expanded disclosure below, based on the facts and circumstances in the fiscal year ended December 31, 2009.
Revised disclosure:
We assess the carrying value of goodwill and other indefinite-lived intangible assets for impairment annually or more frequently whenever events occur and circumstances change indicating potential impairment. We perform our annual impairment testing of goodwill and other indefinite-lived intangible assets in the fourth quarter of each year, in connection with our annual planning process.
We assess goodwill for possible impairment using a two-step process. The first step identifies if there is potential goodwill impairment. If the step one analysis indicates that impairment may exist, a step two analysis is performed to measure the amount of the goodwill impairment, if any. Application of the goodwill impairment test requires management’s judgment, including identifying reporting units, assigning assets and liabilities to reporting units and determining the fair value of each reporting unit. We estimate the fair value of our reporting units to which goodwill is allocated using generally accepted valuation methodologies, including market and income based approaches, and relevant data available through and as of the testing date. The market approach is a valuation method in which fair value is estimated based on observed prices in actual transactions and on asking prices for similar assets. Under the market approach, the valuation process is essentially that of comparison and correlation between the subject asset and other similar assets. The income approach is a method in which fair value is estimated based on the cash flows that an asset could be expected to generate over its useful life, including residual value cash flows. These cash flows are then discounted to their present value equivalents using a rate of return that accounts for the relative risk of not realizing the estimated annual cash flows and for the time value of money. Variations of the income approach are used to estimate certain of the intangible asset fair values.
Our trademarks and trade names are indefinite-lived intangible assets. We test these assets for impairment by comparing their carrying values to their estimated fair values. If the estimated fair values are less than the carrying amounts of the intangible assets, then the carrying values are reduced to fair values through an impairment charge recorded to our consolidated statement of operations. We use a market or income valuation approach, or a combination of both, to estimate fair values of the relevant trademarks and trade names.
Our testing for impairment involves estimates of our future cash flows, which requires us to assess current and projected market conditions as well as operating performance. Our estimates may differ from actual cash flows due to changes in our operating performance, capital structure or capital expenditure needs as well as changes to general economic and travel industry conditions. We must also make estimates and judgments in the selection of a discount rate that reflects the risk inherent in those future cash flows. A variation of the assumptions used could lead to a different conclusion regarding the fair value of an asset and could have a significant effect on our consolidated financial statements.
During the three months ended March 31, 2009, we experienced a significant decline in our stock price, and economic and industry conditions continued to weaken. These factors, coupled with an increase in competitive pressures, indicated potential impairment of our goodwill and trademarks and trade names. As a result, we performed an interim impairment test of our goodwill and trademarks and trade names as of March 31, 2009. We used the income approach to estimate the fair value of goodwill for each of our reporting units which had goodwill balances and used the market approach to corroborate these estimates. We considered the market approach from a reasonableness standpoint by comparing the multiples of the guideline companies with the implied multiples from the income approach, but primarily relied upon our observed market capitalization to assess reasonableness of the income approach conclusions. We used an income valuation approach to estimate the fair value of the relevant trademarks.
As a result of our interim impairment test, we recorded a $250 million charge to impair the goodwill across all of our reporting units which had goodwill balances and an $82 million charge to impair the trademarks and trade names associated with our HotelClub, Orbitz and CheapTickets brands. These charges were included in the impairment of goodwill and intangible assets expense line item in our consolidated statement of operations.
The key assumptions used in determining the estimated fair value of our reporting units were the terminal growth rate, forecasted cash flows and the discount rate. We assumed a terminal growth rate of 1% and a discount rate of 19% in determining the estimated fair value of all of our reporting units which had goodwill. For our trademarks and trade names, the key assumptions used in determining the estimated fair value were the terminal growth rate, estimated future revenues, an assumed royalty rate and the discount rate. We assumed a terminal growth rate of 1% and a discount rate of 19% in determining the estimated fair value of each of the trademarks and trade names. We assumed pre-tax royalty rates ranging from 2% to 5% depending on the brand. While certain of these inputs are observable, significant judgment was required to select certain inputs from observed market data. Our estimates of future revenues and cash flows for each of our reporting units have historically varied, in some cases significantly, from actual results and may change in the future due to a number of factors, including economic conditions, competitive pressures and in the case of HotelClub, a shift in the mix of its bookings away from the European hotel market and towards the Asia Pacific hotel market, which is an immature market and now the primary market in which it operates. The impact of these and other factors, on future revenues and cash flows can be difficult to predict.
For sensitivity purposes, we considered the impact of each of the following scenarios on the estimated fair value of goodwill and the amount of the corresponding goodwill impairment charge required: if the terminal growth rate was decreased by 100 basis points; if estimated forecasted cash flows were reduced by 10%; or if the discount rate was increased by 100 basis points. Based on our analysis, a change in each assumption for each reporting unit which had a goodwill balance, assuming all other assumptions and estimates remain constant, would have resulted in an additional goodwill impairment charge of:

	Americas	HotelClub
	Reporting Unit	Reporting Unit
	(in millions)
100 basis point decrease in terminal growth rate	$16	$2
10% decrease in forecasted cash flows	54	6
100 basis point increase in discount rate	29	3
We also performed a sensitivity analysis on our trademarks and trade names. For sensitivity purposes, we considered the impact of each of the following scenarios on the estimated fair value of the HotelClub, Orbitz and CheapTickets trademarks: if estimated future revenues were reduced by 10%; if the terminal growth rate was decreased by 100 basis points; if the assumed royalty rate was decreased by 100 basis points; or if the discount rate was increased by 100 basis points. Based on our analysis, a change in each assumption for each of the relevant trademarks, assuming all other assumptions and estimates remain constant, would have resulted in an additional trademark impairment charge of:

	Orbitz	CheapTickets	HotelClub
	(in millions)
10% decrease in forecasted revenues	$12	$1	$2
100 basis point decrease in terminal growth rate	3	—	1
100 basis point decrease in pre-tax royalty rate	23	7	4
100 basis point increase in discount rate	6	1	1
As a result, if actual results and/or the underlying assumptions differ from our expectations, a future impairment charge for our goodwill and trademarks and trade names may be necessary.
We subsequently performed our annual goodwill and trademarks and trade names impairment test as of October 1, 2009, at which time it was determined that the estimated fair value of each of our reporting units which had goodwill balances substantially exceeded their carrying values, as fair value exceeded carrying value by greater than 47% in all cases. The estimated fair value of each of our trademarks and trade names also substantially exceeded their carrying values, as fair value exceeded carrying value by greater than 38% in all cases, with the exception of the trademarks associated with HotelClub whose estimated fair value exceeded the carrying value by 5%. At October 1, 2009, the trademarks associated with HotelClub had a carrying value of $20 million and a fair value of $21 million. The key assumptions used in determining the estimated fair value of our trademarks and trade names were the terminal growth rate, estimated future revenues, an assumed royalty rate and the discount rate. We assumed a terminal growth rate of 5%, a pre-tax royalty rate of 3.5% and a discount rate of 14.5% in determining the estimated fair value of the HotelClub trademarks. While certain of these inputs are observable, significant judgment was required to select certain inputs from observed market data. As discussed above, our estimates of future revenues for HotelClub have historically varied, in some cases significantly, from actual results and may change in the future.
For sensitivity purposes, we considered the impact of each of the following scenarios on the estimated fair value of the HotelClub trademarks as of our annual impairment test date: if estimated future revenues were reduced by 10%; if the terminal growth rate was decreased by 100 basis points; if the assumed pre-tax royalty rate was decreased by 100 basis points; or if the discount rate was increased by 100 basis points. Based on our analysis, changes in any one of these assumptions, which we believe may be reasonably likely, would have reduced the fair value of the trademarks associated with HotelClub to an amount that would have been below its carrying value. The resulting impairment charge in each scenario would have been less than $5 million. As a result, if actual results and/or the underlying assumptions differ from our expectations, a future impairment charge for trademarks associated with HotelClub may be necessary.
*****
In connection with the responses contained in this letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any questions or requests for additional information concerning this response to the undersigned at (312) 260-2218 (phone) or (312) 894-4856 (facsimile).

Very truly yours,
/s/ James P. Shaughnessy
James P. Shaughnessy
Senior Vice President, Chief Administrative Officer and General Counsel Orbitz Worldwide, Inc.